                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of September 2002


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)



                 [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                        Form 20-F  X            Form 40-F
                                 -----                   -----


                 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             Yes                No  X
                                -----             -----

                 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______]

                          -----------------------------

      This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding
                                 Corporation
                    (Registration Statement No. 333-13160)

                               DAIMLERCHRYSLER AG




      FORM 6-K: TABLE OF CONTENTS


      1. Press Release of DaimlerChrysler AG, dated September 20, 2002, regarding DaimlerChrysler strengthening its commercial vehicles business alliance with Mitsubishi Motors Corporation and Hyundai Motor Company

          CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

   This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for the Chrysler Group and Freightliner promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; the ability of Mitsubishi Motors to implement its restructuring plan successfully; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading ,,Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. Both transactions are subject to regulatory approvals and the negotiation of final terms and conditions.

                                DAIMLERCHRYSLER

                                                Press Information

                                                September 20, 2002

Contact:
Othmar Stein                 Phone 0711/17-95160
Michael Behrens              Phone 0711/17-93278



DAIMLERCHRYSLER STRENGTHENS ITS COMMERCIAL VEHICLES BUSINESS ALLIANCES WITH MITSUBISHI MOTORS CORPORATION AND HYUNDAI MOTOR COMPANY

o DAIMLERCHRYSLER TO HOLD 43 % IN THE COMMERCIAL VEHICLE BUSINESS OF MITSUBISHI MOTORS, PLUS 50 % IN HYUNDAI MOTORS' COMMERCIAL VEHICLE BUSINESS
o MORE DIRECT ACCESS TO THE LARGEST AND FASTEST GROWING COMMERCIAL VEHICLE MARKET IN THE WORLD.
o  CONSIDERABLE POTENTIAL FOR SYNERGIES THROUGH JOINT DEVELOPMENT,
   COMMONALITY OF PARTS AND MAJOR COMPONENTS



Stuttgart/Auburn Hills - The Supervisory Board of DaimlerChrysler AG, meeting in Auburn Hills, agreed that the company's alliance with Mitsubishi Motors Corporation (MMC) as well as its partnership with Hyundai Motor Company (HMC) in the area of commercial vehicles should be further strengthened. DaimlerChrysler will purchase 43 % of the spun-off commercial vehicle business of Mitsubishi Motors (purchase price approximately 760 million Euros). At the same time, the Board of Management is authorised to exercise its option, as contractually agreed with Hyundai Motor, to purchase a 50 % share of the spun-off commercial vehicle business of HMC by the end of the year (purchase price around 400 million Euros). The MMC Board of Directors approved the DaimlerChrysler share increase in Fuso at its meeting on September 20th, 2002.

DaimlerChrysler currently anticipates that its 43 % share participation in the Mitsubishi commercial vehicle business will be completed at the beginning of 2003. The exercizing of its call option in the Hyundai commercial vehicles division will be transacted by year end 2002.

Asia is the fastest growing market for commercial vehicles in the world, and is projected to account for over 50 % of the world market during the next decade. Currently, some 43 % of all commercial vehicles are sold in this region. The proposed investments will ensure that DaimlerChrysler's Commercial Vehicles Division can leverage the potential growth of these key Asian markets for further growth.

"We already laid the foundation for a leading position in Asia in the year 2000 with our MMC alliance and our partnership with HMC. Our joint ventures with such strong and profitable partners will enable us to enhance our position as the world's leading commercial vehicle manufacturer." (2001: 493,000 new vehicles manufactured; world market share 20 %); said Dr. Eckhard Cordes, member of Board of Management of DaimlerChrysler AG responible for the Commercial Vehicle Division. "By expanding in Asia, we can implement our strategy of 'turning scale into profit' - in other words reaping the benefits of economies of scale - even more rigorously," Dr. Cordes added. "We will thoroughly exploit the advantages we gain from our high unit sales figures and our global presence, where possible by:

o  collaborating closely in the field of development

o  using shared components and major assemblies

o  and utilizing common parts world-wide."

"Our investments in the commercial vehicle activities of MMC and HMC are therefore an integral part of our global business strategy," commented Dr. Cordes.

MITSUBISHI FUSO TRUCK AND BUS CORPORATION (MFTBC)

The agreement with Mitsubishi Motors assumes MMC's demerger of its current commercial vehicle division by early 2003 to form a separate company, which will be called "Mitsubishi Fuso Truck and Bus Corporation" (MFTBC). DaimlerChrysler will purchase 43 % of the shares in MFTBC for 760 million Euros. The Mitsubishi Group companies (primarily Mitsubishi Corporation, Mitsubishi Heavy Industries, Bank of Tokyo Mitsubishi etc.) will acquire a total of 15 % of the shares for around 265 million Euros. The remaining 42 % will be held by MMC.

"We have thoroughly analyzed the business and technological practices of MFTBC and as a result we have reached the decision to take a direct share in the spun-off company. With a market share of 30 %, MFTBC is the market leader in Japan and holds a strong position in the key markets of South-East Asia. DaimlerChrysler's direct investment in MFTBC will provide the necessary basis for closer cooperation on both business and technological matters with the Commercial Vehicle Division of DaimlerChrysler. This new structure and alliance will help accelerate the identification and implementation of potential synergies," added Cordes.

MFTBC is headed up by a Board of Directors comprising nine members. DaimlerChrysler will nominate four members, to include the President and

CEO of the new company, Wilfried Porth. Chairman of the Board will be Takashi Usami, currently head of MMC's commercial vehicles business. This transaction is subject to the approval of an Extraordinary General Meeting of MMC planned for the end of November.

DAIMLER HYUNDAI TRUCK CORPORATION

The Supervisory Board has also authorised the DaimlerChrysler Board of Management to exercise the option contractually agreed in June 2001 for DaimlerChrysler to take a 50 % share in the commercial vehicle business of HMC. DaimlerChrysler will purchase this share for around 400 million Euros. The new venture incorporated in the previously established "Daimler Hyundai Truck Corporation" (DHTC) - which includes the engine joint venture - will also produce trucks, buses and components. DHTC will be headed up by a board of management comprising eight members. DaimlerChrysler will be responsible for appointing four members - of these the Chief Operating Officer (COO) and the Chief Financial Officer (CFO).

"The joint venture with HMC will increase our access to the important Korean market as well as a very cost efficient production base. Again our joint product and component concepts afford us considerable potential for synergies," stated Cordes.

DaimlerChrysler's Commercial Vehicle Division will thus gain direct access to a commercial vehicle producer which occupies the top position in the third largest market in Asia. DHTC is the clear market leader by a substantial margin, in the domestic Korean commercial vehicle sector. Additionally, both partners are already building an engine plant together in

Chonju, which will commence production of the Mercedes-Benz 900 series in 2004.

This joint venture will also be accounted for by DaimlerChrysler using equity method. The 10 % share that DaimlerChrysler holds in HMC remains unchanged.

KEY FACTS AND FIGURES - MMC/FUSO AND HMC COMMERCIAL VEHICLES


                                    FUSO
                                    ------
Employees                           17,477
Revenues 2001                       [EURO] 5.9 bil.
Sales 2001                          140,000 units, of which 50% export;
                                    Greater than 3.5 t: 100,000 units
Key Products                        Full range of commercial vehicles with
                                    emphasis on light duty trucks, ex. Canter


                                    HMC COMMERCIAL VEHICLES
                                    -----------------------
Employees                           4,900
Revenues 2001                       [EURO] 1.2 bil.
Sales 2001                          42,900 units, of which 23% export
Key Products                        Full range of commercial vehicles,
                                    light, medium, heavy duty trucks and buses

This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words anticipate, believe, estimate, expect, intend, may, plan, project and should and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for the Chrysler Group and Freightliner promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; the ability of Mitsubishi Motors to implement its restructuring plan successfully; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading Risk Factors in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. Both transactions are subject to regulatory approvals and the negotiation of final terms and conditions.

INTERNET SITE
Additional information and news from DaimlerChrysler is available on the Internet at: www.media.daimlerchrysler.com

                                   SIGNATURES



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          DaimlerChrysler AG





                          By:  /s/ ppa. Robert Koethner
                               -----------------------------
                               Name:  Robert Koethner
                               Title: Vice President
                                      Chief Accounting Officer



                          By:  /s/ i. V. Silvia Nierbauer
                               -----------------------------
                               Name:  Silvia Nierbauer
                               Title: Director





Date: September 20, 2002